Star Alliance International Corp.

2300 West Sahara Avenue #800

Las Vegas, NV 89102

VIA EDGAR

April 10, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Energy & Transportation

Division of Corporation Finance

Washington, D.C. 20549

Re:	Star Alliance International Corp. Registration Statement on Form S-1, as amended File No. 333-272671

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Star Alliance International Corp,, a Nevada corporation (the “Company”), hereby requests that the Company’s registration statement on Form S-1 (File No. 333-272671), together with all amendments and exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2023, be withdrawn, effective as of the date hereof or at the earliest practicable date hereafter.

The Company submits this request for withdrawal because the Company has elected not to pursue the sale of securities pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold or will be sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very Truly Yours,

STAR ALLIANCE INTERNATIONAL CORP.

By:	/s/ Richard Carey
Richard Carey
President and Chairman